         The following entities are subsidiaries of NetObjects, Inc.:

Legal Name of Entity          Jurisdiction of Incorporation      Name "Doing Business as"
--------------------          -----------------------------      ------------------------

Sitematic Corporation              State of California             Sitematic Corporation

NetObjects Ltd.                    United Kingdom                  NetObjects Ltd.

NetObjects GmbH                    Germany                         NetObjects GmbH